FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of: June 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

June 28, 2007

The Registrant announces its upcoming Annual General Meeting and changes to the Board of Directors and officers of the Company.

2.

Exhibits

2.1

News Release dated June 28, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant)

/s/ Matthew Kavanagh

Date:  June 28, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FSE: MI5
For Immediate Release	June 28, 2007

NEWS RELEASE

MINCO GOLD ANNOUNCES SPIN-OFF OF WHITE SILVER MOUNTAIN

TO MINCO BASE METALS

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) is pleased to announce that the Company’s Annual General and Special Meeting of the Shareholders will be held at 2 pm on July 16, 2007, at the Terminal City Club in Vancouver.  On the agenda, Shareholders will vote to approve the reorganization and spin-off of the White Silver Mountain Property to a new company to be known as Minco Base Metals Corporation ("Minco Base Metals") with the intention to build a strong base metals company in China.  The initial ownership of Minco Base Metals will mirror the shareholder base of the Company with a date of record to be determined by the company after receipt of Shareholder and regulatory approval.  As of the date of record, each five common shares of Minco Gold will entitle the Shareholder to receive one common share of Minco Base Metals Corporation.  It is anticipated that Minco Base Metals will then seek a stock exchange listing and complete equity offerings to further develop the White Silver Mountain property and acquire additional base metals properties in China.

Management believes that separating its assets into two companies, with Minco Gold Shareholders holding proportionate interests in each company, will provide a significant opportunity to increase overall shareholder value. The proposed reorganization would provide greater market awareness and offer both the Company and Minco Base Metals increased flexibility to utilize and exploit their respective assets.

In addition, the Company would like to announce the following changes to the Board of Directors.  Bill Meyer is retiring as Chairman of Minco Gold Corporation and Mr. Meyer and Dr. Heinz Frey will not be standing for re-election as Directors.  They will serve as advisors to the Board after the AGM.  The Company would like to thank them for their valuable contributions and services.

New nominees to the Board will include Dwayne Melrose, VP Exploration for The Minco Group, and Dr. Michael Doggett.  Mr. Melrose brings 25 years experience as an exploration and mine geologist to the group.  Before joining Minco Gold in May 2007, Mr. Melrose was the Exploration Manager at the Kumtor Mine in the Kyrgyz Republic for 9 years where he was directly responsible for significantly increasing the gold reserves and resources and extending the mine life.  Dr. Michael Doggett is nominated as an independent director to the Board and has been a Professor in the Department of Geological Sciences & Geological Engineering at Queens University since January 1997.  He is currently a Director of Murgor Resources Inc. and Tranzcom China Security Networks Inc.

Minco Gold would also like to announce that Brigitte McArthur, Corporate Secretary, has left the Company effective June 15, 2007, and wishes her well in her future endeavors.

About Minco Gold

Minco Gold Corporation (MMM-TSX/MGH-AMEX/FRANKFURT-MI5) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold and base metals properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.